FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TABLE OF CONTENTS

PART I	FINANCIAL INFORMATION
Forward Looking Statements
	Item 1.	Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007
Condensed Consolidated Statements of Operations for the Three Months Ended June 30, 2008 and 2007 and for the Six Months Ended June 30, 2008 and 2007
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2008
Condensed Consolidated Statements of Changes in Financial Position for the Six Months Ended June 30, 2007
Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2008
Notes to Condensed Consolidated Financial Statements
	Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
	Item 3.	Quantitative and Qualitative Disclosures About Market Risk
	Item 4.	Controls and Procedures
PART II	OTHER INFORMATION
	Item 1.	Legal Proceedings
	Item 1A.	Risk Factors
	Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
	Item 3.	Defaults upon Senior Securities
	Item 4.	Submission of Matters to a Vote of Security Holders
	Item 5.	Other Information
	Item 6.	Exhibits and Reports
Signatures

In this report, references to “$,” “$US” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos.  This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Unless otherwise indicated, this report contains discussions and financial information that was prepared in accordance with Mexican Financial Reporting Standards, which we refer to as ‘‘Mexican GAAP.’’ These principles differ in significant respects from U.S. generally accepted accounting principles, which we refer to as ‘‘US GAAP,’’ including, but not limited to, the treatment of the capitalization of pre-operating expenses, the capitalization of interest, severance, and deferred income taxes and employees’ profit sharing and in the presentation of cash flow information.

Forward Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in other reports previously filed with the United States Securities and Exchange Commission, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully conclude the integration of Avantel into Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

-i-

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•
other factors described in our recent filings with SEC, including but not limited, our Form 20-F for the year ending on December 31, 2007 all other Form 6-K filing reports, including our Form 6-K filings containing the financial results for the three-month periods ending on March 31, 2008 and June 30, 2008, respectively.

Any forward-looking statements in this document are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances.  Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations.  You are therefore cautioned not to place undue reliance on such forward-looking statements.  While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

-ii-

PART I - FINANCIAL INFORMATION

ITEM 1.       CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Quarterly Condensed Consolidated Financial Statements June 30, 2008
(With comparative figures as of December 31, 2007 and June 30, 2007)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
June 30, 2008 and December 31, 2007
(Thousands of Mexican pesos for 2008 figures without inflation effects and  2007 at the constant purchasing power as of December 31, 2007)
		(Unaudited)
		June 30,	December 31,
Assets		2008	2007

Current assets:
Cash and cash equivalents	Ps.	983,412	1,573,877
Accounts receivable		1,910,679	1,822,349
Refundable taxes and other accounts receivable		175,259	113,148
Prepaid expenses		46,092	45,657
Inventories		190,614	167,889

Total current assets		3,306,056	3,722,920

Property, systems and equipment, net (note 6)		14,245,081	13,679,871
Long-term accounts receivable		16,099	18,254
Intangible assets (note 7)		939,089	1,058,204
Pre-operating expenses, net		88,031	111,897
Deferred income taxes (note 11)		868,035	936,089
Deferred employee’s profit sharing		13,843	14,180
Investment in shares of associated company		16,249	15,249
Other assets, net (note 8)		326,740	274,013

Total assets	Ps.	19,819,223	19,830,677

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	Ps.	2,067,535	1,848,934
Accrued interest		102,376	111,849
Current maturities of long-term debt (note 9)		186,898	160,163
Taxes payable		102,883	132,984
Derivative financial instruments (note 4)		205,877	93,861
Deferred revenue		423,593	583,052
Other accounts payable (note 10)		387,567	397,578

Total current liabilities		3,476,729	3,328,421

Long-term debt, excluding current maturities (note 9)		7,049,500	7,484,955
Severance, seniority premiums and other post retirement benefits		55,845	57,514
Deferred revenue		174,199	203,226
Other long-term accounts payable		6,768	6,215

Total liabilities		10,763,041	11,080,331

Stockholders’ equity (note 12):
Common stock		7,562,075	8,870,062
Additional paid-in capital		741,671	741,671
Retained earnings (deficit)		818,838	(949,610)
Cumulative deferred income tax effect		-	132,168
Change in the fair value of derivative instruments		(66,402)	(43,945)

Total stockholders’ equity		9,056,182	8,750,346

Commitments and contingencies (note 13)

Total liabilities and stockholders’ equity	Ps.	19,819,223	19,830,677

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A.B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Thousands of Mexican pesos without inflation effects for 2008 figures and 2007 figures at the constant purchasing power as of December 31, 2007)

		Three-months ended		Six-months ended
		June 30,		June 30,
		(Unaudited)		(Unaudited)
		2008	2007	2008	2007
Telephone services and related revenues	Ps.	2,933,228	3,115,978	5,780,593	6,121,474

Operating costs and expenses:
Cost of sales and services		(1,003,967)	(1,168,300)	(1,985,905)	(2,293,302)
Selling and administrative expenses		(928,731)	(886,438)	(1,840,597)	(1,832,258)
Depreciation and amortization		(723,653)	(693,501)	(1,425,516)	(1,412,768)

		(2,656,351)	(2,748,239)	(5,252,018)	(5,538,328)

Operating income		276,877	367,739	528,575	583,146

Employee’s profit sharing		(2,846)	(1,755)	(5,121)	(1,755)
Deferred employees’ profit sharing		-	-	(336)	-
Other (expenses) income, net		(8,008)	10,412	(14,453)	8,225

Other (expenses) income, net		(10,854)	8,657	(19,910)	6,470

Comprehensive financing result:
Interest expense		(196,642)	(235,914)	(406,810)	(460,058)
Interest income		11,970	32,092	28,758	42,405
Foreign exchange gain (loss), net		215,540	113,254	303,899	(1,029)
Change in the fair value of derivative instruments		18,208	(1,101)	13,389	22,735
Monetary position (loss) gain, net		-	(37,671)	-	33,254

Comprehensive financing result, net		49,076	(129,340)	(60,764)	(362,693)

Income before income taxes and equity in results of associated company		315,099	247,056	447,901	226,923

Income tax		(39,442)	(4,337)	(44,272)	(4,337)
Deferred income tax (note 11)		(36,469)	(69,866)	(76,787)	(64,310)

Total income tax		(75,911)	(74,203)	(121,059)	(68,647)

Equity in results of associated company		676	727	1,000	585

Net income	Ps.	239,864	173,580	327,842	158,861
Weighted average common shares outstanding		8,769,353,223	8,522,810,598	8,769,353,223	8,739,386,716

Basic and diluted earnings per share (pesos)		0.03	0.02	0.04	0.02

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Cash Flows
(Thousands pesos of Mexican pesos)

		Six-months ended June 30,
		(Unaudited)
		2008
Operating activities:
Net income	Ps.	327,842

Income taxes		121,059
Employee’s profit sharing		5,457
Issues related with investing activities:
Depreciation		1,258,599
Amortization		166,917
Gain in sale of property, system and equipment		63
Equity in results of associated company		(1,000)
Issues related with financing activities:
Interest expense		406,810
Amortization of premium on bond issuance		(2,274)
Change in the fair value of derivative instruments		(13,389)

Subtotal		2,270,084

Increase in accounts receivable		(180,814)
Increase in allowance for doubtful accounts		92,484
Increase in inventories		(22,724)
Increase in other accounts receivable		(95,654)
Increase in accounts payable		184,607
Taxes paid		(103,192)
Decrease in deferred income		(188,486)
Decrease in other accounts payable and other liabilities		(10,975)

Net cash flow from operating activities		1,945,330

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,823,421)
Increase in other assets		(12,146)

Net cash flow from investing activities		(1,835,567)

Net cash to apply in financing activities		109,763

Financing activities:
Paid interest		(275,949)
Payment of loans, net		(57,811)
Change in the fair value of derivative instruments		(62,569)

Net cash flow from financing activities		(396,329)

Net decrease in cash		(286,566)

Adjustment to cash flow from changes in foreign exchange		(303,899)

Cash and cash equivalents at beginning of period		1,573,877

Cash and cash equivalents at end of period	Ps.	983,412

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(Thousands of Mexican pesos at constant purchasing power as of December 31, 2007)

		Six-months ended June 30,
		(Unaudited)
		2007
Operating activities:
Net income	Ps.	158,861
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation		1,177,437
Amortization		235,331
Deferred income tax and employee’s profit sharing		64,310
Equity in earnings of associated company		(585)

Resources provided by the operations		1,635,354

Net investment in from operations		(372,957)

Resources provided by operating activities		1,262,397

Financing activities:
Issuance of common stock		192,280
Additional paid-in capital		194,540
Decrease in loans, net		(422,747)
Accrued interest		99,001
Other accounts payable		8,488

Resources provided by financing activities		71,562

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,238,985)
Change in other assets		(65,789)

Resources used in investing activities		(1,304,774)

Increase in cash and cash equivalents		29,185

Cash and cash equivalents at beginning of period		1,222,145

Cash and cash equivalents at end of period	Ps.	1,251,330

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Six-months ended June 30, 2008
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 figures at the constant purchasing power as of December 31, 2007)

	Common stock		Additional paid-in capital	(Deficit) retained earnings	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2007	Ps.	8,870,062	741,671	(949,610)	132,168	(43,945)	8,750,346

Effects of the application of FRS D-4		-	-	132,168	(132,168)	-	-
Absorption of accumulated deficit from prior years (note 12)		(1,307,987)	-	1,307,987	-	-	-
Comprehensive income		-	-	328,293	-	(22,457)	305,836

Balances as of June 30, 2008 (Unaudited)	Ps.	7,562,075	741,671	818,838	-	(66,402)	9,056,182

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(1)	Basis of presentation

On August 7, 2008, the Administration of the Company authorized the issuance of the accompanying condensed consolidated financial statements and related footnotes.

According to Mexican General Corporation Law and the Company statutes, the stockholders’ have the right to change the financial statements after their issuance. The accompanying financial statements will have to be approved at the next Stockholders’ Meeting.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 13e).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint radio links, WiMAX, fiber optic and copper technology, which are used depending on the communication needs of the clients.

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007. The proportional equity interest participation of existing stockholders did not change as a result of the split. For comparison purposes, the numbers of shares in note 12 have been adjusted for the effects of the split for all periods presented before the split.

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually bearing interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel.

As described in note 12, on January 4, 2007 Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) subscribed and paid 246,453,963 Series B shares (represented by 35,207,709 CPOs) through the Instituto Nacional de Valores (“INDEVAL”), in relation to the subscription agreement.

(3)	Financial statement presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with Financial Reporting Standards Generally Accepted in Mexico (FRS), which included the recognition of the effects of inflation on the financial information until December 31, 2007, and are expressed in Mexican pesos of constant purchasing power as of December 31, 2007, based on the National Consumer Price Index (NCPI) published by Banco de Mexico for periods included before December 31, 2007. Beginning January 1, 2008 the new FRS B-10 establishes that an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period), so according to this new FRS the Company is not recognizing any effects of inflation in the year 2008.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %

December 31, 2007	459.101	3.76
June 30, 2007	444.516	1.03

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2007, as certain information and disclosures normally included in financial statements prepared in accordance with FRS have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008.

When reference is made to pesos or “Ps.”, it means Mexican pesos; when reference is made to dollars or U.S. $, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos.

The U.S. dollar exchange rates as of June 30, 2008 and December 31, 2007 were Ps. 10.28 and Ps. 10.86 respectively. As of August 7, 2008, the exchange rate was approximately Ps. 9.92.

The consolidated condensed financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

The Company owns, directly or indirectly, 100% of the following subsidiaries:

Subsidiary	Main activity

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	Administrative services
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	Property management
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	Administrative services
Avantel, S. de R.L. de C.V. (“Avantel”)*	Telecommunications services
Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”)*	Telecommunications services
Adequip, S.A.	Fiber optic rings leasing
Avantel Recursos, S.A. de C.V. (“Recursos”)	Administrative services
Avantel Servicios, S.A. de C.V. (“Servicios”)	Administrative services
Telecom Network, Inc. (“Telecom”)	Telecommunications services

* On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide services and operate Avantel Infraestructura´s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services.
As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaria de Comunicaciones y Transportes (“SCT”).

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(4)	Derivative instruments and hedging activities

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks such as interest rate risks and foreign exchange rate risks, principally. To mitigate the exposure to those risks, the Company and its subsidiaries use financial derivative instruments.

By using derivative financial instruments to hedge exposures to foreign exchange rate fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

For financial derivative instruments that are designated as hedging activities, the Company and its subsidiaries formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed and the methodology to measure the ineffectiveness.

The Company and its subsidiaries assess, prospectively and retrospectively, at inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective according to accounting standards. The ineffective portion of the change in fair value of a derivative instrument is recorded in the results as part of the CFR.

Financial derivative instruments designated as hedges

According to the accounting models for hedging activities that are permitted by financial accounting standards, the dimension, risks and estimated impact in the balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives designated as hedges will not generate volatility in the income statement, as long as the instruments are highly effective and continue to meet the financial accounting standards to keep the classification as hedging activities:

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215,508 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives	Axtel pays	Estimated fair value

February 29, 2012	U.S. $110.23	Ps. 1,216	Libor + 1.5	TIIE +1.35	U.S. $(9.3)

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

For the six months period ended June 30, 2008 the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S. $6.4 million recognized in the comprehensive financial result, compensates by the change in the fair value of the debt valuated at June 30, 2008 in U.S. $7.6 million.

Cash flow hedge

a)
On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,270,019 (nominal value) at annual rate of 12.30%.

b)
Derived from the reopening of the issuance on March 2005 for U.S. $75 million and as a complement of the hedge strategy mentioned above, on June 6, 2005, the Company entered into a new derivative a Ps-USD CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the totality of its U.S. $75 million issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,480,356 (nominal value) at annual rate of 12.26%.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038,750 (nominal value) at a fixed annual rate of 8.54%.

As of June 30, 2008, the CCS information is as follows:

(Amounts in charts are expressed in million)

	Currencies			Interest Rates
	Notional amount (USD)	Notional amount (nominal value) (MXP)		Axtel receives (USD)	Axtel pays (MXP)	Estimated fair value
December 15, 2008	U.S. $ 113.75	Ps.	1,270	11.00%	12.30%	U.S.$ (1.2)
December 15, 2008	U.S. $ 136.25	Ps.	1,480	11.00%	12.26%	U.S.$ (1.2)
February 1, 2012	U.S. $ 275.00	Ps.	3,039	7.86%	8.54%	U.S.$ (9.4)

For the six months period ended June 30, 2008, the change in the fair value of these CCS is an unrealized gain amount of U.S. $0.3 million. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Derivatives designated as trading

The Company only enters into financial derivative instrument that it intends to mitigate a forecasted transaction or the unpredictability of cash flows to be received or paid related to a recognized asset or liability.  The Company does not speculate using financial instruments.

However, the Company redeemed 35% of the issuance of U.S. $250 million derived from the issuances of debt of December, 2003 and March, 2005. In the face of this situation and originated by the closing of Swaps described in sections a) and b) from the paragraph “Cash flow hedges”, the Company stayed with an “over-hedge” in these derivatives therefore it decided to cover this excess of hedge with an inverse operation having the volatility of this portion being registered in the CFR. This operation is a CCSS (Currency Swap), in this transaction the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards this Swap does not comply with the requirements to be registered as a risk hedge, however it is considered as an economic hedge by the Company. The CCS information is as follows:

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives (MXP)	Axtel pays (USD)	Estimated fair value

December 15, 2008	U.S. $ 87.50	Ps. 950.7	12.26%	11.0%	U.S. $0.8

For the six months period ended June 30, 2008 the change in the fair value of this operation resulted in an unrealized loss amount of U.S. $0.3 million recognized in the comprehensive financing result.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of Ps. 2,925 and Ps. 2,787 from embedded derivatives effects during the six-month periods ended June 30, 2008 and 2007, respectively, in the accounting records.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(5)	Related parties transactions

The main transactions with related parties, during the six-months periods ended June 30, 2008 and 2007 are:

	(Unaudited)		(Unaudited)
	June 30,		June 30,
	2008		2007

Telecommunications service income	Ps.	288,839	288,696
Interest expense		20,043	55,030
Technical advisory and services		14,939	1,051
Lease expense		11,405	12,212
Commissions and administrative services		6,367	13,137
Installations services expense		5,268	3,588
Other		6,728	688

During 2007, Avantel received from Banamex approximately U.S. $39 million in connection to the contract which establishes a prepayment of 13 months of recurring telephony services.

The due from and due to balances with related parties as of June 30, 2008 and December 31, 2007 are as follows:

	(Unaudited) June 30,		December 31,
	2008		2007

Due from:
Operadora de Parques y Servicios, S.A. de C.V.	Ps.	-	1,996

Due to:
Neoris de Mexico, S.A. de C.V.	Ps.	1,648	8,423
Instalaciones y Desconexiones Especializadas, S.A. de C.V.		375	329
GEN Industrial, S.A. de C.V		149	45
Gemini, S.A. de C.V.		98	-
Inversiones DD, S.A. de C.V.		7	-

	Ps.	2,277	8,797

As of June 30, 2008 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 9.  Also as described in note 13 (i), Banamex was the issuing bank for the letter of credit.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(6)	Property, systems and equipment

Property, systems and equipment are as follows:

	(Unaudited)
	June 30,		December 31,
	2008		2007	Useful lives

Land	Ps.	162,871	162,100
Building		330,989	330,539	25 years
Computer and electronic equipment		1,926,182	1,849,492	3 years
Transportation equipment		103,912	100,043	4 years
Furniture and fixtures		160,300	149,113	10 years
Network equipment		19,380,602	18,070,984	6 to 28 years
Leasehold improvements		261,079	244,930	5 to 14 years
Construction in progress		1,752,835	1,466,917
Advances to suppliers		112,128	19,646
		24,190,898	22,393,764

Less accumulated depreciation		9,945,817	8,713,893

Property, systems and equipment, net	Ps.	14,245,081	13,679,871

(7)	Intangible assets

Intangible assets consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007

Telephone concession rights AXTEL	Ps.	1,073,135	1,073,135
Telephone concession rights Avantel		114,336	114,336
Customers list		324,183	324,183
Trade name “Avantel”		186,074	186,074

		1,697,728	1,697,728
Less accumulated amortization		758,639	639,524

Intangible assets, net	Ps.	939,089	1,058,204

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Concessions rights of the Company

The Company has either obtained concessions as described below to offer telecommunications services or auctioned the following licenses over the spectrum of frequencies necessary to provide the services:

On June, 1996 Axtel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years:

•
On September 15, 1995 Avantel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years;

•	Two concessions in 929 MHz to offer mobile paging services;

•	50MHz in the 3.4GHz band. The licenses obtained allow nationwide coverage. The investment was Ps. 831,043 for a period of twenty years with an extension option;

•	56 MHz in the 7 GHz band, countrywide coverage, for a point-to-point transport (through the property of 50% of Conectividad Inalámbrica 7GHz, S. de R.L.);

•	60MHz for Point-to-Multi-Point in the 10.5GHz band nationwide. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 160,931 for the Company;

•	120 MHz in three regions in 10.5 GHz band, for point-to-multi-point access (Concession originally granted to Avantel);

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band, both with nationwide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 81,161 for the Company;

•	56 MHz in the 15 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	268 MHz in the 23 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	112 MHz in the 37 to 38.6 GHz band, in 5 regions, for point-to-point transport (Concession originally granted to Avantel).

Each license of spectrum has a period of life of 20 years and it can be renovated for additional periods of 20 years as long as Axtel complies with all of its obligations, with all conditions imposed by the law and with any other condition that SCT imposes.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

The concessions allow the Company to offer the following services:

•	Local telephony service;
•	National long distance telephony service;
•	Selling or leasing of network capacity for the generation, transmission or reception of data, signs, images, voice, sounds and other type of information of any kind;

•	Selling or leasing network capacity from other countries, including the leasing of digital circuits;
•	Value added services

•	Operator services
•	Mobile paging services
•	Data services, video, audio conferences and videoconferences, except to restricted TV, continuous services of music or digital audio services; y
•	Prepaid phone cards or credit phone cards
In November 2006, SCT granted us, as part of the concession of Axtel, a new permission to provide SMS (short messaging system) to our customers.

Intangible assets from the acquisition of Avantel

Derived from the acquisition of Avantel, the Company recorded certain intangibles assets such as: trade name “Avantel”, customer relationships and telephone concession rights, whose value was determined by using independent external expert appraiser in accordance with FRS B-7 and FAS 141.  The trade name and the customer relationships that will be amortized over three to five years using the sum of the years’ digits method, which we believe best reflects the estimated pattern in which the economic benefits of those relationships will be consumed.   The telephone concession right will be amortized over the remaining term of the concession on a straight-line basis.

For the mentioned above intangibles assets we will assess whether any indicators of impairment exist that would trigger a test of any of these definite lived intangible assets, including, but not limited to, a significant decrease in the market price of the asset or cash flows, or a significant change in the extent or manner in which the asset is used. We will also evaluate the remaining useful lives of our definite lived intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization, which would be addressed prospectively. For example, we review certain trends such as customer churn, average revenue per user, revenue, our future plans regarding the network and changes in marketing strategies, among others.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(8)           Other assets

Other assets consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007

Notes issuance costs	Ps.	143,730	143,730
Telmex / Telnor infrastructure costs		68,279	68,279
Long-term prepaid expenses		64,515	-
Deferred financing costs		41,016	41,016
Guarantee deposits		37,076	35,572
WTC concession rights		22,474	22,474
Rights of way		31,160	33,391
Other		86,033	63,805

		494,283	408,267
Less accumulated amortization		167,543	134,254

Other assets, net	Ps.	326,740	274,013

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(9)	Long-term debt

Long-term debt as of June 30, 2008 and December 31, 2007 consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007
U.S. $ 275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semi-annually in February 1 and August 1, of each year.	Ps.	2,828,128	2,988,205

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.		1,671,166	1,765,758

Premium on Senior Notes issuance		25,017	27,291

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of Ps. 1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is February 2012, with quarterly principal repayments starting February 2010, with an interest rate for the tranche in pesos of TIIE + 150 basis points, and the tranche in U.S. dollar of LIBOR + 150 basis points.		2,175,929	2,240,091

Change in the fair value of syndicated loan		(109,223)	(31,023)

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately 800,000 payable monthly and expiring in 2011.		476,577	534,271

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.		168,804	120,525

Total long-term debt		7,236,398	7,645,118

Less current maturities		186,898	160,163

Long-term debt, excluding current maturities	Ps.	7,049,500	7,484,955

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Annual installments of long-term debt are as follows:

Year		(Unaudited) Amount

June 2010	Ps.	635,308
June 2011		1,080,762
June 2012		918,343
2013 and thereafter		4,415,087

	Ps.	7,049,500

As of June 30, 2008 and December 31, 2007 long-term debt principal characteristics are as follows:

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually, bearing interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel.

On December 4, 2006, The Company entered into an Unsecured Credit Agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, and it was modified later on February 23, 2007, with a peso tranche in the aggregate amount of Ps. 1,042,362,416 and a U.S. dollar tranche in the aggregate amount of U.S. $110,225,133. The credit agreements bear interest rate at LIBOR + 150 basis points for the tranche in U.S. dollar and TIIE + 150 basis points for the peso tranche. Avantel, S de R.L. de C.V., Avantel Infraestructura, S. de R.L. de C.V. and Adequip, S.A. guarantee this credit agreement.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid on this transaction was U.S. $9.6 million, which was recorded in the statement of operations as part of the comprehensive financing result.

On October 1, 2006, Avantel Infraestructura, S. de R.L. a subsidiary of Axtel S.A.B. de C.V. from December 4, 2006 entered into a capacity lease agreement with Teléfonos de México, S.A.B. de C.V. for purposes of connecting the installations of Avantel and those of Telmex in certain cities by using dedicated links of data for an amount of approximately Ps. 800,000. The monthly lease payment for this contract is approximately Ps. 15 million. The Company evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL. The Company recorded the lease as a capital lease according to FRS.

Avantel evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL.  Avantel recorded the lease as a capital lease according to FRS D-5.

On March 13, 2008, Avantel entered into an assignment agreement whit Axtel, S.A.B. de C.V. pursuant to which Avantel assigned the above agreement to the Axtel. As per such assignment, Axtel acquired all of all of the rights and all of the obligations of Avantel under said agreement effective as of April 1, 2008.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2007, and as of June 30, 2007, the Company was in compliance with all of its covenants.

(10)	Other accounts payable

As of June 30, 2008 and December 31, 2007, other accounts payable consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007

Guarantee deposits (note 13(a))	Ps.	133,693	141,261
Guarantee deposit (SR Telecom)		78,330	69,631
Interest payable (note 13(a))		74,173	72,430
Labor and contractual reserves		-	3,701
Other		101,371	110,555

Total other accounts payable	Ps.	387,567	397,578

(11)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation prior to the enactment of the new tax laws in October 2007 described below, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

On October 1, 2007, new tax laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, which was effective on January 1, 2008.  The most important changes are: (i) elimination of the Asset Tax Law and (ii) the introduction of a new tax (Flat Rate Business Tax or IETU), which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax (AT), and deductions related to investments in fixed assets, deferred charges and expenses.  The IETU rate is 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and thereafter.

Accordingly, beginning in 2008, companies will be required to pay the greater of IETU or IT.  If, IETU results, the payment will be considered final and not subject to recovery in subsequent years (with certain exceptions).

At December 31, 2007, the Company has evaluated according to Financial Reporting Standards Interpretation (INIF-8 “Efectos del Impuesto Empresarial a Tasa Unica”) and after the evaluation, the Company estimated that the tax payable in future years will be IT.  Deferred tax effects as of December 31, 2007 have been recorded on the IT basis using a tax rate of 28%.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Effective January 1, 2002 a new Income Tax Law was enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate.

For the six months ended June 30, 2008 and 2007 (unaudited), deferred IT amounted to an expense of Ps. 76,787 and Ps. 64,310, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 are presented below:

		December 31,
		2007
Deferred tax assets:
Net operating loss carryforwards	Ps.	968,090
Allowance for doubtful accounts		361,402
Accrued liabilities		479,781
Recoverable AT		418,851
Premium on bond issuance		10,179
Fair value of derivative instruments		17,090

Total gross deferred tax assets		2,255,393

Less valuation allowance		877,001

Net deferred tax assets		1,378,392

Deferred tax liabilities:
Property, systems and equipment		63,486
Telephone concession rights		171,848
Intangible and other assets		206,969

Total gross deferred tax liabilities		442,303

Net deferred tax asset	Ps.	936,089

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the net operating loss carryforwards in various dates as disclosed below.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at June 30, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of June 30, 2008 and December 31, 2007, a valuation allowance was primarily established for the deferred tax assets related to TA, tax loss carryforwards of the Company’s subsidiaries and allowance for doubtful accounts.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years.  The tax losses have no effect on ESPS.  As of June 30, 2008, the tax loss carryforwards and recoverable TA expire as follows:
Year		Inflation adjusted tax loss carryforwards	Recoverable TA

2008	Ps.	851,000	-
2009		473,219	-
2010		374,036	-
2011		149,786	71,431
2012		396,933	51,477
2013		463,776	78,534
2014		94,607	73,991
2015		8,913	31,945
2016		40,073	31,934
2017		4,326	75,977
2018		9,225	-

	Ps.	2,865,894	415,289

(12)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

At June 30, 2008 and December 31, 2007, the Company has 8,769,353,223 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 96,636,627 shares are Series A and 8,672,716,596 shares are Series B. At June 30, 2008 the Company has only issued Class “I” shares.  Also, at June 30, 2008 all shares issued are part of the fixed portion.

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007.  The proportional equity interest participation of existing stockholders did not change as a result of the split.  For comparison purposes, the number of shares is presented adjusted for the effects of the split.  Following table shows the effects of the split:

	Number of Shares before the Split	Number of Shares after the Split

Series A Shares	32,212,209	96,636,627

Series B Shares	2,890,905,532	8,672,716,596

Total of Shares	2,923,117,741	8,769,353,223

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

The percentages of shares holding did not change as a result of the split. For comparability the number of shares has been adjusted for the split in all periods presented.

The following represents a rollforward of Company’s shares for the years ended December 31, 2007, 2006 and 2005, after considering the effects of the split:

	Issued and subscribed shares		Common stock	Additional paid-in capital

Balances as of December 31, 2004	7,601,120,598	Ps.	7,925,950	156,827

Shares issued and subscribed	921,690,000		751,832	400,108

Balances as of December 31, 2005	8,522,810,598		8,677,782	556,935

Issuance costs	-		-	(9,804)

Balances as of December 31, 2006	8,522,810,598		8,677,782	547,131

Shares issued and subscribed	246,542,625		192,280	194,540

Balances as of December 31, 2007	8,769,353,223	Ps.	8,870,062	741,671

As of June 30, 2008, the common stock of the Company is Ps. 6,625,536 (nominal value), represented by 96,636,627 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 8,672,716,596 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to the above, we obtained stockholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPO’s) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by stockholders that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law.

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 533,976,744 Series B Shares (represented by 76,282,392 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 246,453,963 new Series B Shares (represented by 35,207,709 CPOs). The new Series B Shares were subscribed and paid for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.  The price per share acquired by Tel Holding amounted to Ps. 4.56 per share (nominal value), which was the market value at the date of the subscription.

At an ordinary meeting held on April 23, 2008 the stockholders agreed, among others: (i) a shares buy-back program for up to Ps. 440 million, and (ii) to reduce the caption “Restatement of capital stock” on Ps 1,307,987 to reclassify the absorption of accumulated deficit of prior years.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(b)	Stockholders’ equity restrictions

Stockholders´ contributions, restated as provided for in the tax law, totaling Ps. 7,122,774 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements disclosed in note 9 establish limitations on dividend payment.

(13)	Commitments and contingencies

As of June 30, 2008, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for Ps. 74,172, included within the other accounts payable in the balance sheet as of June 30, 2008.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract.

On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company appealed the trial court’s order before the Superior Court of Appeal and the resolution is pending.

(b)
On December 14, 2007, the Company subscribed an agreement with Metronet, S.A. de C.V., terminating the lawsuit that Metronet filed against the Company.  From this date there is neither a contingency nor a liability for this matter.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of Ps. 1,262 and to other service providers amounting Ps. 270,660.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(e)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main stockholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(f)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, and Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending to be admitted.

(g)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for the six-month periods ended June 30, 2008 and June 30, 2007 was Ps. 196,983 and Ps. 248,830, respectively.

The annual payments under the committed leases as of June 30, 2008 are approximately as follows:

		Contracts in:
		Pesos (thousands)	U.S. Dollars (thousands)

June 2009	Ps.	145,565	8,613
June 2010		124,754	7,737
June 2011		92,113	6,138
June 2012		77,431	5,136
June 2013		56,229	4,999
Thereafter		317,992	12,274
	Ps.	814,084	44,897

(h)	As of June 30, 2008, the Company has placed purchase orders, which are pending delivery from suppliers for approximately Ps. 1,863,383.

(i)
In connection to one of the contracts that Avantel signed with Telmex on October 2006, Avantel should issue a letter of credit in case of change of control in Avantel, situation that occurred during the month of December 2006, at the moment that Axtel acquired the shares from Tel Holding and Banamex.  The amount of this instrument is U.S. $34 million. Axtel is a guarantor of this instrument.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(14)	Subsequent events

a)
Regarding the legal dispute against Global Towers Communications Mexico S. de R.L. de C.V. mentioned in note 13(a), on August 4, 2008, the Superior Court of Appeal ruled in favor of the Company releasing and discharging it from any liability whatsoever under the contract signed with Global Towers and ordering the latter to pay the Company for any damages caused to the Company as a results of the non-compliance by Global Towers to perform its obligation under said contract. Global Towers will have 15 days during which it may file a Constitutional Trial (Juicio de Amparo) against the resolution of the Superior Court of Appeal.  Based upon the later, no economic impact has been recorded in the consolidated financial statements.

b)
In a general ordinary meeting held on July 15, 2008, the stockholders approved the merger of Impulsora e Inmobiliaria Regional, S.A. de C.V., Adequip, S.A. de C.V., Avantel Equipos, S.A. de C.V., Avantel Recursos, S.A. de C.V., Avantel Servicios, S.A. de C.V. and Avantel Telecomunicaciones, S.A. de C.V. (as the mergers companies) into Servicios Axtel, S. A. de C. V. (as the merging company).  The merger will become effective among the parties and in relation with third parties on August 1, 2008 and don’t have any impact in the operation or the consolidated figures of the Company.

c)
During July 2008 the Company started using its CPO buy-back program. The amount that the Company has repurchased is Ps 80,318 as of August 7, 2008. As of the same date, the Company has repurchased 5,371,500 CPO’s. The amount invest in companies CPO buy back program and the timing of these purchases is determined by Senior Management based on AXTELCPO pricing, broad market conditions and company’s internal liquidity needs, among others. Guidelines for operating the program were approved by the company’s Board of Directors on May 6, 2008, based on a maximum repurchase amount of Ps 440 million approved at an annual shareholder’s meeting held on April 23, 2008. The Company has no additional obligation to invest any of this maximum authorized amount.

(15)	Differences between Mexican and United States accounting principles

The condensed consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).

Until December 31, 2007, the consolidated financial statements under Mexican GAAP included the effects of inflation provided for by NIF B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP for 2007, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three-month and the six-month periods ended June 30, 2008 and 2007, and on stockholders’ equity as of June 30, 2008 and December 31, 2007 are presented below, with an explanation of the adjustments.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(Unaudited)	(Unaudited)
Three months ended	Six months ended
June 30,	June 30,

	2008	2007	2008	2007

Net income reported under Mexican GAAP	$239,864	173,580	327,842	158,861

Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 15a)	(9,433))	12,001	(17,234))	21,553
2. Amortization of start-up costs (see 15c)	11,933	11,880	23,866	23,738
3. Start-up costs of the period (see 15c)	-	-	-	(17)
4. Revenue recognition (see 15b)	11,838	(11,793))	18,906	(15,013))
5. Allowance for post retirement benefits (see 15d)	-	(193))	-	163
6. Depreciation and amortization (see 15e)	2,331	(33,944))	5,011	(67,889))
7. Capitalized interest (see 15e)	7,595	(8,812))	13,766	(17,953))
Total approximate U.S. GAAP adjustments	24,264	(30,861))	44,315	(55,418))
Approximate net income under U.S. GAAP	$264,128	142,719	372,157	103,443

		(Unaudited)
		June 30,	December 31,
		2008	2007

Total stockholders’ equity reported under Mexican GAAP	Ps.	9,056,182	8,750,346

U.S. GAAP adjustments
1. Deferred income taxes (see 15a)		814,791	832,023
2. Start-up costs (see 15c)		(88,031)	(111,897))
3. Revenue recognition (see 15b)		(141,027))	(159,933))
4. Allowance for post retirement benefits (see 15d)		1,793	1,793
5. Capitalized interest (see 15e)		19,404	5,639
6. SAB 108 adjustment (see 15f)		109,874	109,874
7. Depreciation and amortization expense (see 15e)		(166,141))	(171,151))
Total approximate U.S. GAAP adjustments		550,663	506,348
Total stockholders’ equity under U.S. GAAP	Ps.	9,606,845	9,256,694

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

a)	Deferred income taxes (IT)

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards.  The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.  The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2007 for U.S. GAAP are presented below:

	December 31,
		2007

Deferred tax assets:
Net operating loss carryforwards	Ps.	968,090
Allowance for doubtful accounts		126,117
Accrued liabilities		412,699
Fair value of derivative instruments		17,090
Premium on bond issuance		10,179
Recoverable AT		418,851

Total gross deferred tax assets		1,953,026

Less valuation allowance		530,355

Net deferred tax assets		1,422,671

Deferred tax liabilities:
Property, systems and equipment		410,067
Telephone concession rights		171,848

Total deferred tax liabilities		581,915

Net deferred tax asset (liability) under U.S. GAAP		840,756

Effects from Avantel acquisition		927,356

Less net deferred tax assets recognized under Mexican GAAP		936,089

U.S. GAAP adjustment to stockholders’ equity	Ps.	832,023

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Under US GAAP and as of December 31, 2007, a current deferred tax asset and a long-term deferred tax asset has been recorded amounting to Ps. 541,150 and Ps. 299,606, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2007.  The amount of the deferred tax asset considered realizable, could change if estimates of future taxable income during the carryforward period are changed.

During 2007, the Company made a release of the valuation allowance previously recognized at the Avantel acquisition date in the amount of Ps. 1,219,967.  In accordance with SFAS 109, the subsequently recognized tax benefit in the reduction of the valuation allowance after the acquisition date was allocated to reduce the intangibles related to that acquisition amounting to Ps. 765,036, less deferred tax effects of Ps. 214,210.  The remaining portion amounting to Ps. 669,141 was recorded as a reduction of the income tax expense.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements.  As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized.  The Company did not record interest and penalties related to unrecognized tax benefits in the consolidated statements of operations.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file standalone income tax returns in Mexico only.  With a few exceptions, the Mexican income tax returns of the Company and its subsidiaries are open to examination by the relevant local tax authorities for the tax years beginning in 2002.

b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a)       there is persuasive evidence of an agreement;
b)       the delivery was made or the services rendered;
c)       the sales price to the purchaser is fixed or determinable; and
d)       collection is reasonable assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period is determinated based upon the Company’s experienced average customer’s life. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of Ps. 23,866 and Ps. 23,738 for the six months ended June 30, 2008 and 2007 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 88,031 and Ps. 111,897 to write off the unamortized balance at June 30, 2008 and December 31, 2007.  For U.S. GAAP purposes during the six months ended June 30, 2007 the Company reversed Ps. 17, of capitalized amortization costs.

d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the six months ended June 30, 2007 the Company recorded an increase in net income of Ps. 163, as allowed under Mexican GAAP. The US GAAP liability amounts to Ps. 38,764 and Ps. 44,608 as of June 30, 2008 and December 31, 2007, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007 and 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2007 for items not yet recognized as a component of net periodic costs that were recognized in accumulated other comprehensive income was as follows:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

		Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	Ps.	47,257	(2,649)	44,608
Deferred income taxes assets (non-current)		(13,232)	742	(12,490)
Total liabilities	Ps.	34,025	(1,907)	32,118

e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

f)	Staff Accounting Bulletin 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (“dual method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to apply its provisions initially by either (i) restating prior financial statements as if the provisions had always been applied or (ii) recording the cumulative effect of initially applying SAB 108 as adjustments to the carrying value of assets and liabilities as of the beginning of 2006 with an offsetting adjustment recorded to the opening balance of stockholders’ equity. Upon adoption of SAB 108, we recorded a one-time cumulative effect adjustment to increase the beginning-of-year balance of stockholders’ equity of Ps. 109,874 million for prior year misstatements that previously had been considered immaterial. The Company believes its prior period assessments of uncorrected misstatements and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with SAB 108, the Company has adjusted its opening stockholders’ equity for 2006 for the items described below:

Capitalized Interest:   The Company adjusted its beginning stockholders’ equity for 2006 related to recording interest capitalized taken directly to interest expense rather than being shown as an increase in property, systems and equipment.  It was determined that the Company had improperly excluded approximately Ps. 186,954 which should have been shown as an increase in property, systems and equipment.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Capitalized Costs:   The Company adjusted its beginning stockholders’ equity for 2006 related to historical capitalization of certain costs considered immaterial under the previously established policy of capitalizing costs. It was determined that the Company had improperly recorded an increase in property systems and equipment for Ps. (77,078).

The cumulative effects of the items noted above for 2006 beginning balances are presented below:

Description		Property, systems and equipment	Deferred taxes	Stockholders’ equity

Property, systems and equipment	Ps.	164,036	-	164,036
Deferred taxes		-	(54,162)	(54,162)
Total	Ps.	164,036	(54,162)	109,874

g)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S. 175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. 75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.  Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V.  All guarantees are full and unconditional and are joint and several.

Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios has total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “AXTEL” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination.  The third column “Combined non-guarantors” represents the combined amounts of AXTEL’s non-guarantors subsidiaries, after adjustments and eliminations relating to their combination. The fourth column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of AXTEL, the guarantors and the non-guarantors subsidiaries. The fifth column, “AXTEL Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:

(Unaudited) As of June 30, 2008		Axtel	Combined Guarantors	Combined Non-Guarantors	Adjustments and Eliminations	Axtel Consolidated
Current assets	Ps.	2,319,854	410,049	1,786,984	(1,210,831)	3,306,056
Property, systems and equipment, net		13,695,431	7,873	541,777	-	14,245,081
Concession rights, pre-operating expenses and deferred taxes		928,375	44,984	964,740	(29,101)	1,908,998
Investment in subsidiaries		1,687,902	-	16,249	(1,687,902)	16,249
Other non-current assets and long-term receivable		275,300	6,403	61,136	-	342,839
Total assets	Ps.	18,906,862	469,309	3,370,886	(2,927,834)	19,819,223

Current liabilities	Ps.	2,790,568	323,761	1,573,231	(1,210,831)	3,476,729
Long-term debt		7,049,500	-	-	-	7,049,500
Other non-current liabilities		10,612	55,845	174,199	(3,844)	236,812
Total liabilities		9,850,680	379,606	1,747,430	(1,214,675)	10,763,041
Total stockholders equity		9,056,182	89,703	1,623,456	(1,713,159)	9,056,182
Total liabilities and stockholders equity	Ps.	18,906,862	469,309	3,370,886	(2,927,834)	19,819,223

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

As of December 31, 2007		Axtel	Combined Guarantors	Combined Non-Guarantors	Adjustments and Eliminations	Axtel Consolidated

Current assets	Ps.	2,621,784	355,949	1,876,572	(1,131,385)	3,722,920
Property, systems and equipment, net		12,759,605	8,158	912,559	(451)	13,679,871
Concession rights, pre-operating expenses and deferred taxes		1,065,811	53,481	1,092,327	(91,249)	2,120,370
Investment in subsidiaries		1,279,191	-	15,249	(1,279,191)	15,249
Other non-current assets and long-term receivable		228,231	930	63,106	-	292,267

Total assets	Ps.	17,954,622	418,518	3,959,813	(2,502,276)	19,830,677

Current liabilities	Ps.	2,062,722	336,386	2,060,698	(1,131,385)	3,328,421
Long-term debt		7,069,771	-	415,184	-	7,484,955
Other non-current liabilities		71,783	57,514	203,226	(65,568)	266,955
Total liabilities		9,204,276	393,900	2,679,108	(1,196,953)	11,080,331

Total stockholders equity		8,750,346	24,618	1,280,705	(1,305,323)	8,750,346

Total liabilities and stockholders equity	Ps.	17,954,622	418,518	3,959,813	(2,502,276)	19,830,677

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Condensed consolidated income statements:

(Unaudited)
For the three-month period ended June 30, 2008		Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	2,027,697	706,935	1,335,424	(1,136,828)	2,933,228
Costs of revenues and services		(654,328)	-	(768,454)	418,815	(1,003,967)
Selling and administrative expenses		(742,105)	(672,286)	(232,374)	718,034	(928,731)
Depreciation and amortization		(692,632)	(148)	(31,259)	386	(723,653)
Operating (loss) income		(61,368)	34,501	303,337	407	276,877
Comprehensive financing result, net		66,577	258	(18,033)	274	49,076
Other (expenses) income, net		(17,015)	(2,564)	9,023	(298)	(10,854)
Income tax		15,168	(4,525)	(86,554)	-	(75,911)
Investment in subsidiaries		236,502	-	676	(236,502)	676
Net income (loss)	Ps.	239,864	27,670	208,449	(236,119)	239,864

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(Unaudited)
For the three-month period ended June 30, 2007		Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	1,939,214	556,627	1,534,403	(914,266)	3,115,978
Costs of revenues and services		(464,449)	-	(1,029,633)	325,782	(1,168,300)
Selling and administrative expenses		(676,449)	(545,907)	(252,566)	588,484	(886,438)
Depreciation and amortization		(608,634)	(108)	(84,759)	-	(693,501)
Operating income		189,682	10,612	167,445	-	367,739
Comprehensive financing result, net		(94,351)	1	(39,988)	4,998	(129,340)
Other (expenses) income, net		(2,334)	(39,611)	55,600	(4,998)	8,657
Income tax		(26,459)	(2,265)	(45,479)	-	(74,203)
Investment in subsidiaries		107,042	-	727	(107,042)	727
Net income (loss)	Ps.	173,580	(31,263)	138,305	(107,042)	173,580

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(Unaudited)
For the six-month period ended June 30, 2008		Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	3,883,471	1,399,071	2,636,230	(2,138,179)	5,780,593
Costs of revenues and services		(1,114,478)	-	(1,593,428)	722,001	(1,985,905)
Selling and administrative expenses		(1,496,119)	(1,308,502)	(452,173)	1,416,197	(1,840,597)
Depreciation and amortization		(1,327,596)	(292)	(98,057)	429	(1,425,516)
Operating (loss) income		(54,722)	90,277	492,572	448	528,575
Comprehensive financing result, net		(21,882)	49	(39,481)	550	(60,764)
Other (expenses) income, net		(26,063)	(4,150)	10,874	(571)	(19,910)
Income tax		22,246	(21,092)	(122,213)	-	(121,059)
Investment in subsidiaries		408,263	-	1,000	(408,263)	1,000
Net income (loss)	Ps.	327,842	65,084	342,752	(407,836)	327,842

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

(Unaudited)
For the six-month period ended June 30, 2007		Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	3,801,573	938,025	2,989,535	(1,607,659)	6,121,474
Costs of revenues and services		(901,596)	-	(2,006,277)	614,571	(2,293,302)
Selling and administrative expenses		(1,266,225)	(926,679)	(632,442)	993,088	(1,832,258)
Depreciation and amortization		(1,270,577)	(217)	(141,974)	-	(1,412,768)
Operating income		363,175	11,129	208,842	-	583,146
Comprehensive financing result, net		(299,304)	(699)	(69,736)	7,046	(362,693)
Other (expenses) income, net		(6,219)	(39,196)	58,931	(7,046)	6,470
Income tax		(16,640)	(2,334)	(49,673)	-	(68,647)
Investment in subsidiaries		117,849	-	585	(117,849)	585
Net income (loss)	Ps.	158,861	(31,100)	148,949	(117,849)	158,861

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

      Condensed consolidating statements of cash flows:
(Unaudited)
For the six-month period ended June 30, 2008		Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net income (loss)	Ps.	327,842	65,084	342,752	(407,836)	327,842

Income tax:		(22,246)	21,092	122,213	-	121,059
Employee’s profit sharing		-	5,457	-	-	5,457
Issues related with investing activities		919,396	291	97,057	407,835	1,424,579
Issues related with financing activities		374,353	742	17,045	(993)	391,147
Subtotal		1,599,345	92,666	579,067	(994)	2,270,084
Cash flow from operating activities		314,966	(70,287)	(505,465)	(63,968)	(324,754)
Net cash flow from operating activities		1,914,311	22,379	73,602	(64,962)	1,945,330

Investing activities:
Acquisition and construction of property and equipment		(2,110,077)	(6)	286,662	-	(1,823,421)
(Increase) decrease in other non-current assets		(65,192)	(5,473)	(5,998)	64,517	(12,146)
Net cash flow from investing activities		(2,175,269)	(5,479)	280,664	64,517	(1,835,567)
Net cash to apply in (to be obtained from) financing activities		(260,958)	16,900	354,266	(445)	109,763

Financing activities:
Paid interest		(317,738)	(194)	82,877	(40,894)	(275,949)
Proceed from (payment of) loans, net		535,043	-	(634,193)	41,339	(57,811)
Change in the fair value of derivative instruments		(62,569)	-	-	-	(62,569)
Resources used in financing activities		154,736	(194)	(551,316)	445	(396,329)
Net (decrease) increase in cash		(106,222)	16,706	(197,050)	-	(286,566)
Adjustments to cash flow from changes in foreign exchange		(340,783)	(599)	37,483	-	(303,899)
Cash and equivalents at the beginning of the year		783,176	1,907	788,794	-	1,573,877
Cash and equivalents at the end of the year	Ps.	336,171	18,014	629,227	-	983,412

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Condensed consolidated statements of changes in financial position:

(Unaudited)
For the six-month period ended June 30, 2007		Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net income (loss)	Ps.	158,861	(31,100)	148,949	(117,849)	158,861
Charges (credits) to operations not requiring (providing) resources		1,169,368	36,564	152,712	117,849	1,476,493
Resources provided by (used in) operations		1,328,229	5,464	301,661	-	1,635,354
Net (investment in) financing from operations		(138,680)	(3,163)	(230,757)	(357)	(372,957)
Resources provided by (used in) operations, net		1,189,549	2,301	70,904	(357)	1,262,397

Financing activities:
Issuance of capital stock		192,280	-	-	-	192,280
Additional paid-in capital		194,540	-	-	-	194,540
Loans payments, net		(410,402)	(357)	(12,345)	357	(422,747)
Others		107,489	-	-	-	107,489
Resources provided by (used in) financing activities		83,907	(357)	(12,345)	357	71,562

Investing activities:
Acquisition and construction of property, systems and equipment, net		(931,260)	-	(307,725)	-	(1,238,985)
Change in other assets		(160,760)	230	94,741	-	(65,789)
Resources (used in) provided by investing activities		(1,092,020)	230	(212,984)	-	(1,304,774)
Increase (decrease) in cash and equivalents		181,436	2,174	(154,425)	-	29,185
Cash and equivalents at the beginning of the period		912,799	5,054	304,292	-	1,222,145
Cash and equivalents at the end of the period	Ps.	1,094,235	7,228	149,867	-	1,251,330

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

The tables below present combined balance sheets as of June 30, 2008 and December 31, 2007, income statements for each of the three-month and the six-month periods ended June 30, 2008 and June 30, 2007, statement of cash flows for the six-month period ended June 30, 2008 and statement of changes in financial position of the six-month period ended June 30, 2007 for the Guarantors.  Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors.  All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

(Unaudited)					Adjustments
As of June 30, 2008					and	Combined
Assets		Icosa	Inmobiliaria	Servicios	Eliminations	Guarantors

Cash and cash equivalents	Ps.	6,445	9	11,560	-	18,014
Related parties receivables		46,202	-	311,205	(145)	357,262
Refundable taxes and other accounts receivable		3,655	1,206	29,912	-	34,773

Total current assets		56,302	1,215	352,677	(145)	410,049

Property, systems and equipment, net		-	7,873	-		7,873
Deferred income taxes and employee’s profit sharing		3,060	-	42,044	(120)	44,984
Other non-current assets		336	123	5,944	-	6,403

Total assets	Ps.	59,698	9,211	400,665	(265)	469,309

Liabilities and Stockholders Equity

Account payable and accrued liabilities	Ps.	1,440	-	89,537	-	90,977
Taxes payable		23,758	-	108,728	-	132,486
Related parties payables		145	7,249	1	(145)	7,250
Other accounts payable		9,256	-	83,792	-	93,048

Total current liabilities		34,599	7,249	282,058	(145)	323,761

Deferred income tax		-	120	-	(120)	-
Other non-current liabilities		7,879	-	47,966	-	55,845

Total liabilities		7,879	120	47,966	(265)	379,606

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Equity		14,211	1,618	8,790	-	24,619
Net income		3,009	224	61,851	-	65,084

Total stockholders equity		17,220	1,842	70,641	-	89,703

Total liabilities and stockholders equity	Ps.	59,698	9,211	400,665	(265)	469,309

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

As of December 31, 2007
					Adjustments
Assets		Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	513	24	1,370	-	1,907
Related parties receivables		42,882	-	271,742	(4)	314,620
Refundable taxes and other accounts receivable		1,410	1,206	36,806	-	39,422

Total current assets		44,805	1,230	309,918	(4)	355,949

Property, systems and equipment, net		-	8,158	-	-	8,158
Deferred income taxes		3,172	-	50,416	(107)	53,481
Other non-current assets		403	123	404	-	930

Total assets	Ps.	48,380	9,511	360,738	(111)	418,518
Liabilities and stockholders’ equity

Account payable and accrued liabilities	Ps.	729	-	98,504	-	99,233
Taxes payable		22,602	14	116,005	-	138,621
Related parties payables		-	7,772	4	(4)	7,772
Other accounts payable		4,569	-	86,191	-	90,760

Total current liabilities		27,900	7,786	300,704	(4)	336,386

Deferred income tax		-	107	-	(107)	-
Other non-current liabilities		6,270	-	51,244	-	57,514

Total liabilities		34,170	7,893	351,948	(111)	393,900

Equity		13,415	1,476	40,998	-	55,889
Net income (loss)		795	142	(32,208)	-	(31,271)

Total stockholders equity		14,210	1,618	8,790	-	24,618

Total liabilities and stockholders equity	Ps.	48,380	9,511	360,738	(111)	418,518

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Guarantors’ Combined Income Statements:

(Unaudited) For the three-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	102,400	535	604,000	-	706,935

Administrative expenses		(99,534)	-	(572,752)	-	(672,286)
Depreciation and amortization		-	(142)	(6)	-	(148)

Operating income		2,866	393	31,242	-	34,501

Comprehensive financing result, net		36	(274)	496	-	258

Other (expenses), net		(390)	-	(2,174)	-	(2,564)
Income before income taxes		2,512	119	29,564	-	32,195
Income taxes		(789)	-	(3,736)	-	(4,525)

Net income	Ps.	1,723	119	25,828	-	27,670

(Unaudited) For the three-months period ended June 30, 2007		Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	65,914	532	490,181	-	556,627

Administrative expenses		(64,620)	-	(481,287)	-	(545,907)
Depreciation and amortization		-	(108)	-	-	(108)

Operating income		1,294	424	8,894	-	10,612

Comprehensive financing result, net		19	(324)	306	-	1

Other (expenses), net		(3,254)	-	(36,357)	-	(39,611)

(Loss) income before income taxes		(1,941)	100	(27,157)	-	(28,998)

Income taxes		(668)	(21)	(1,576)	-	(2,265)

Net (loss) income	Ps.	(2,609)	79	(28,733)	-	(31,263)

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Guarantors’ Combined Income Statements:

(Unaudited) For the six-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	198,000	1,071	1,200,000	-	1,399,071

Administrative expenses		(192,461)	-	(1,116,041)	-	(1,308,502)
Depreciation and amortization		-	(286)	(6)	-	(292)

Operating income		5,539	785	83,953	-	90,277

Comprehensive financing result, net		21	(548)	576	-	49

Other (expenses), net		(1,224)	-	(2,926)	-	(4,150)
Income before income taxes		4,336	237	81,603	-	86,176
Income taxes		(1,327)	(13)	(19,752)	-	(21,092)

Net income	Ps.	3,009	224	61,851	-	65,084

(Unaudited) For the six-months period ended June 30, 2007		Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	112,733	1,064	824,228	-	938,025

Administrative expenses		(110,603)	-	(816,076)	-	(926,679)
Depreciation and amortization		-	(217)	-	-	(217)

Operating income		2,130	847	8,152	-	11,129

Comprehensive financing result, net		(147)	(535)	(17)	-	(699)

Other (expenses), net		(3,245)	-	(35,951)	-	(39,196)

(Loss) income before income taxes		(1,262)	312	(27,816)	-	(28,766)

Income taxes		(938)	(6)	(1,390)	-	(2,334)

Net (loss) income	Ps.	(2,200)	306	(29,206)	-	(31,100)

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Guarantors’ Combined Statements of Cash flows:

(Unaudited) For the six-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net income	Ps.	3,009	224	61,851	-	65,084

Income tax		1,327	13	19,752	-	21,092
Employee's profit sharing		1,088	-	4,369	-	5,457
Issues related with investing activities		-	285	6	-	291
Issues related with financing activities		55	548	139	-	742
Subtotal		5,479	1,070	86,117	-	92,666
Cash flow from operating activities		442	(1,085)	(69,644)	-	(70,287)

Net cash flow from operating activities		5,921	(15)	16,473	-	22,379

Investing activities:
Acquisition and construction of property, systems and equipment		-	-	(6)	-	(6)
Decrease (increase) in other non-current assets		66	-	(5,539)	-	(5,473)

Net cash flow from investing activities		66	-	(5,545)	-	(5,545)

Net cash to apply in (to be obtained from) financing activities		5,987	(15)	10,928	-	16,900

Financing activities:
Paid interest		(55)	-	(139)	-	(194)

Resources used in financing activities		(55)	-	(139)	-	(194)

Net increase (decrease) in cash		5,932	(15)	10,789	-	16,706

Adjustments to cash flow from changes in foreign exchange				(599)	-	(599)

Cash and equivalents at the beginning of the period		513	24	1,370	-	1,907

Cash and equivalents at the end of the period	Ps.	6,445	9	11,560	-	18,014

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of December 31, 2007)

Guarantors’ Combined Statements of Changes in Financial Position:

(Unaudited) For the six-months period ended June 30, 2007		Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(2,200)	306	(29,206)	-	(31,100)
Non-cash items		3,110	222	33,232	-	36,564

Resources provided by operations		910	528	4,026	-	5,464

Net investment in operations, net		(1,189)	(42)	(1,932)	-	(3,163)

Resources (used in) provided by operations, net		(279)	486	2,094	-	2,301

Financing activities:
Loans payments, net		-	(357)	-	-	(357)

Resources used in financing activities		-	(357)	-	-	(357)

Investing activities:
Other assets		8	-	222	-	230

Resources provided by investing activities		8	-	222	-	230

(Decrease) increase in cash and equivalents		(271)	129	2,316	-	2,174

Cash and equivalents at the beginning of the period		483	8	4,563	-	5,054

Cash and equivalents at the end of the period	Ps.	212	137	6,879	-	7,228

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 15, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders’ equity for the three-month and the six-month periods ended June 30, 2008 and 2007 and on the stockholders’ equity as of June 30, 2008 and December 31, 2007 is presented below, with an explanation of the adjustments.

		(Unaudited)
		Three-months period ended June 30,
		2008	2007

Net income (loss) reported under Mexican GAAP	Ps.	27,670	(31,263)

U.S. GAAP adjustments
1. Deferred income taxes (A)		-	36
2. Allowance for post retirement benefits (B)		-	(133)
Total U.S. GAAP adjustments		-	(97)
Net income (loss) under U.S. GAAP	Ps.	27,670	(31,360)

		(Unaudited)
		Six-months period ended March 31,
		2008	2007

Net income (loss) reported under Mexican GAAP	Ps.	65,084	(31,100)

U.S. GAAP adjustments
1. Deferred income taxes (A)		(380)	(32)
2. Allowance for post retirement benefits (B)		-	114
Total U.S. GAAP adjustments		(380)	82
Net income (loss) under U.S. GAAP	Ps.	64,704	(31,018)

		(Unaudited)
		June 30,	December 31,
		2008	2007

Total stockholders’ equity reported under Mexican GAAP	Ps.	89,703	24,618

U.S. GAAP adjustments
1. Deferred income taxes (A)		(502)	(502)
2. Allowance for post retirement benefits (B)		1,793	1,793
Total approximate U.S. GAAP adjustments		1,291	1,291
Total stockholders’ deficit under U.S. GAAP	Ps.	90,994	25,909

Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of June 30, 2008 and December 31, 2007, represented increases of Ps. (502) and Ps. (502), respectively, as shown in the U.S. GAAP reconciliation.

B. Post retirement benefits

For the year ended December 31, 2005 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post retirement benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the six-month period ended June 30, 2008 the Company recorded an increase in net income of Ps. 114. As of June 30, 2008 and December 31, 2007, the Company cancelled a deferred charge of Ps. 1,793 and Ps. 1,793, respectively, as allowed under Mexican GAAP. The US GAAP liability amounts to Ps. 43,553 and Ps. 44,608 as of June 30, 2008 and December 31, 2007, respectively.

(h) Recent Adopted Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. FIN 48 was adopted by the Company effective July 1, 2007.  See Deferred Income Taxes.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” for financial assets and financial liabilities. SFAS No. 157 does not require any new fair value measurements but provides a definition of fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. The Company expects to adopt SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on January 1, 2009. The adoption of SFAS No. 157 on financial assets and financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. The Company is currently assessing the impact that SFAS No. 157 is expected to have on its consolidated results of operations, financial position or cash flows for nonfinancial assets and nonfinancial liabilities.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective as of the beginning of our 2008 fiscal year. The Company did not elect the fair value option for any financial assets or liabilties and, therefore, adoption of the provisions of SFAS No. 159 did not have a material effect on its consolidated financial statements.

(i) Recently Issued Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company as of January 1, 2009. The Company does not expect the adoption of SFAS No. 161 to have a material impact on its results of operations, financial condition or cash flows.

ITEM 2.       MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide multiple voice, data and internet services bundled into integrated telecommunications solutions for businesses and high-usage residential customers. We also offer services to foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers.  Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution.  In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill.  We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

We derive our revenues from:

•
Local calling services.  We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services.

•	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

•	Data & Network. We generate revenues by providing data and network services, like Internet access, virtual private networks and private lines, to our customers.

•	International Traffic. We generate revenues by terminating international traffic from foreign carriers in Mexico.

•
Other services. We generate revenues from other services, which include, among others, activation fees for new customers, sale of customer premises equipments (“CPEs”) and revenues from integrated services billed to customers.

The following table summarizes our revenues from operations from the sources mentioned above (in million of constant pesos and as a percentage of total revenues):

		Revenues (Nominal Ps. in millions except for June 30, 2007 which Is expressed in Constant Ps. in millions as of December 31, 2007 ) Three-month period ended June 30,				% of Revenues Three-month period ended June 30
Revenue Source		2008		2007	% of Change	2008	2007
Local calling services	Ps.	1,363.9	Ps.	1,326.1	2.9%	46.5%	42.6%
Long distance services		341.7		419.4	-18.5%	11.6%	13.5%
Data		618.4		628.4	-1.6%	21.1%	20.2%
International Traffic		228.7		330.4	-30.8%	7.8%	10.6%
Other services		380.5		411.7	-7.6%	13.0%	13.1%
Total	Ps.	2,933.2		3,116.0	-5.9%	100.0%	100.0%

		Revenues (Nominal Ps. in millions except for June 30, 2007 which Is expressed in Constant Ps. in millions as of December 31, 2007 ) Six-month period ended June 30				% of Revenues Three-month period ended June 30,
Revenue Source		2008		2007	% of Change	2008	2007
Local calling services	Ps.	2,655.1	Ps.	2,604.8	1.9%	45.9%	42.6%
Long distance services		673.7		822.1	-18.1%	11.7%	13.4%
Data		1,237.3		1,247.9	-0.8%	21.4%	20.4%
International Traffic		467.3		623.4	-25.0%	8.1%	10.2%
Other services		747.1		823.2	-9.2%	12.9%	13.4%
Total	Ps.	5,780.6		6,121.5	-5.6%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

•
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

•
Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

•	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

Operating Data

Lines in Service.  As of June 30, 2008, lines in service totaled 971,992, an increase of 128,210 from the same date in 2007.  During the first semester of 2008, net additional lines totaled 39,700. As of June 30, 2008, residential lines represented 67% of total lines in service.

Internet subscribers. As of June 30, 2008, internet subscribers totaled 112.9 thousand, an increase of 4.8%, from 107.6 thousand recorded on the same date in 2007. Non dial-up subscribers represented 77.4% or 86.6 thousand. We continue to focus our growth on broadband access solutions to existing and new customers.

Revenues from Operations

Revenues from operations totaled Ps. 5,780.6 million for the six-month period ended June 30, 2008 compared to Ps. 6,121.5 million for the same period in year 2007, a decrease of Ps. 340.9 million, or -5.6%.

Local services.  Local service revenues, which represent 45.9% of total revenues, compared with 42.6% during the six-month period ended on June 30, 2007, grew 1.9% or Ps. 50.3 million, to Ps. 2,655.1 million for  six-month period ended on June 30, 2008. The variation is explained by the increase in cellular revenues and monthly rents compensating reduced measured service revenues resulting from further penetration of commercial packages including free local calling.

Long distance services.  Long distance service revenues totaled Ps. 673.7 million in the six-month period ended on June 30, 2008, representing a decrease of Ps. 148.4 million or -18.1%, from Ps. 822.1 million in the same period in 2007. Reduced traffic mainly explains this reduction.

Data & Network. Revenues from data and network revenues amounted to Ps. 1,237.3 million for the six-month period ended on June 30, 2008, compared to Ps. 1,247.9 million in the same period in 2007, a decrease of Ps. 10.5 million.

International traffic.  In the six-month period ended on June 30, 2008, International traffic revenues totaled Ps. 467.3 million, from Ps. 623.4 million or -25.0% versus results for the year-earlier semester. Lower revenues per minute explain this decline.

Other services.  Revenue from other services accounted for 12.9% or Ps. 747.1 million of total revenues in the first semester of 2008, a decrease of Ps. 76.1 million from Ps. 823.2 million registered in the same period in 2007. The decline is mainly explain by less activation fees caused by lower additional lines compared with the same period in 2007 and less revenues from customer premises equipment sales.

Consumption

Local Calls.  Local calls totaled 1,220.3 million in the six-month period ended on June 30, 2008, a marginal increase of 10.4 million, or 0.9%, from 1,209.9 million recorded in the same period in 2007. A higher number of lines in service explain this increase.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 643.7 million in the six-month period ended June 30, 2008, compared to 517.7 million in the same period in 2007, a 24.3% improvement equivalent to 126.0 million minutes.

Long distance.  Outgoing long distance minutes amounted 834.7 million for the six-month period ended June 30, 2008, from 1,055.5 million in the same period in 2007, a decrease of 220.8 million minutes. The reduction is due to our strategy of canceling high-volume no-margin traffic.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the six-month period ended on June 30, 2008, the cost of revenues totaled Ps. 1,985.9 million, compared to Ps. 2,293.3 in the same period in 2007, a decrease of Ps. 307.4 million, primarily due to Ps. 243.4 million and Ps. 47.2 million decreases in domestic long distance interconnection and links and co-location costs, respectively.

Gross Profit.  Gross profit is defined as revenues minus cost of revenues. For the first semester of 2008, the gross profit accounted for Ps. 3,794.7 million, a marginal decrease of Ps. 33.5 million or 0.9%, compared with the same period in year 2007.

Operating expenses.  For the six-month period ended on June 30, 2008, operating expenses grew Ps. 8.3 million, or 0.5%, totaling Ps. 1,840.6 million compared to Ps. 1,832.3 million for the same period in year 2007. The increase of Ps. 25.4 million in personnel and Ps. 25.3 million in consulting & outsourcing fees were compensated by the decreased of Ps. 51.8 million in rents.

Adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. The Adjusted EBITDA totaled Ps. 1,954.1 million for the six-month period ended June 30, 2008, compared to Ps. 1,995.9 million for the same period in

2007, a decrease of 2.1%. As a percentage of total revenues, adjusted EBITDA represented 33.8% in the first semester of 2008.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 1,425.5 for the six-month period ended June 30,2008, compared to Ps. 1,412.8 million for the same period in 2007, an increase of 0.9%. The depreciation and amortization charge is explained by capital expenditures associated with the geographic expansion and network deployments.

Operating Income (loss). Operating income totaled Ps. 528.6 million in the six-month period ended on June 30, 2008 compared to an operating income of Ps. 583.1 million registered in the same period in year 2007, a decrease of Ps. 54.6 million or 9.4%.

Comprehensive financial result. The comprehensive financial loss was Ps. 60.8 million for the six-month period ended on June 30, 2008, compared to a loss of Ps. 362.7 million for the same period in 2007. The reduced loss is mainly explained by larger foreign-exchange gain and a interest expense decrease due to reduced indebtedness.

The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison

	Six-month period ended June 30,				% of
Description	2008		2007		Change
Interest expense	Ps.	(406.8)	Ps.	(460.1)	-11.6%
Interest income		28.8		42.4	-32.2%
Foreign exchange gain (loss), net		303.9		(1.0)	N/A
Changes in fair value of derivative instruments		13.4		22.8	-41.1%
Monetary position gain, net		-		33.3	-100%
Total	Ps.	(60.8)	Ps.	(362.7)	-83.2%

Net Income (loss). We registered a net income of Ps. 327.8 million for the six-month period ended June 30, 2008 compared to a gain of Ps. 158.9 million recorded in the six-month period ended on June 30, 2007.

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements.  Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements.  We will continue to focus on investments in property, systems and equipment (fixed assets) and working capital management, including the collection of accounts receivable and management of accounts payable.

At June 30, 2008, we had cash and cash equivalents of Ps 983.4 million compared to cash and cash equivalents of Ps. 1,251.3 million in the same date of year 2007.

Net resources provided by operating activities were Ps. 1,945.3 million for the six-month period ended on June 30, 2008 compared to Ps. 1,262.4 million recorded in the same period of year 2007.

Net resources used in investing activities were Ps. (1,835.6) million for the six-month period ended on June 30, 2008 compared to Ps. (1,304.8) million recorded in the same period of year 2007. These flows primarily reflect investments in fixed assets of Ps.1,823.4 million and Ps. 1,239.0 million, respectively.

Net resources (used in) provided by financing activities were Ps. (396.3) million and Ps. 71.6 million for the six-month period ended on June 30, 2008 and 2007, respectively.

We expect to make additional investments in future periods as we selectively expand our network within our coverage area and into other areas of the country in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

Indebtedness

The Ps. 811.4 million reduction in total debt versus year-earlier date is mostly explained by the amortization of principal under diverse lease obligations, the prepayment of certain loans and a more favorable exchange rate on June 30, 2008 compared to the same date in 2007. The following table summarizes our total debt, including notes premium and accrued interest, as of the end of each period.

	June 30, 2008	June 30, 2007
2012 Syndicated Term Loan	2,175.9	2,313.6
2013 Senior Notes	1,671.2	1,823.7
2017 Senior Notes	2,828.1	3,086.2
Lease Obligations	476.6	607.8
Other Financings	168.8	173.6
Notes Premium and Accrued Interest	127.4	145.3
Variation in Fair Value of Derivatives	(109.2)	-
Total Debt	7,338.8	8,150.2

Three Month Ended June 30, 2008 Compared with Three Month Ended June 30, 2007

Revenues from operations

Revenues from operations totaled Ps. 2.933.2 million in the second quarter of year 2008, compared to Ps. 3,116.0 million for the same period in 2007, a decrease of Ps. 182.8 million, or -5.9%.

We derived our revenues from the following sources:

Local services. Local service revenues contributed with 46.5% of total revenues during the second quarter, compared with 42.6% in the second quarter of 2007, totaling Ps. 1,363.9 million for the three month period ending on June 30, 2008, representing a 2.9% increase compared to the same quarter in 2007. During the quarter, cellular revenues and monthly rents increased 9% and 4%, respectively, compensating reduced measured service revenues resulting from further penetration of commercial packages including free local calling.

Long distance services.  Long distance service revenues totaled Ps. 341.7 million in the quarter ending June 30, 2008, representing a decrease of Ps. 77.7 million or -18.5%, from Ps. 419.4 million in the same quarter in 2007. During this period, long-distance revenues per minute marginally declined from Ps. 0.82 to Ps. 0.81.

Data & Network.  Revenues from data and network revenues amounted to Ps. 618.4 million for the three-month period ended June 30, 2008, compared to Ps. 628.4 million in the same period in 2007, a decrease of Ps. 10.0 million. Dedicated Internet and VPNs represented 89% of data & network revenues during the quarter.

International traffic.  In the second quarter of 2008, International traffic revenues totaled Ps. 228.7 million, declining Ps. 101.7 million or 31% versus results for the year-earlier quarter. Reduced tariffs explain this variation.

Other services.  Revenue from other services accounted for 13% or Ps. 380.5 million of total revenues in the second quarter of 2008, compared to Ps. 411.7 million registered in the same period in 2007. The decline is mainly explained by less activation fees caused by lower additional lines compared with the same quarter of 2007.

Consumption

Local Calls.   Local calls totaled 626.6 million in the three-month period ended June 30, 2008, an increase of 16.9 million, or 3%, from 609.7 million recorded in the same period in 2007. A higher number of lines in service during the quarter explain this increase.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 345.6 million in the three-month period ended June 30, 2008, compared to 265.7 million in the same period in 2007, a 30% improvement equivalent to 79.9 million minutes.

Long distance.  Outgoing long distance minutes amounted to 423.6 million for the three-month period ended June 30, 2008, from 512.9 million in the same period in 2007, an 89.3 million minutes reduction. The reduction in the quarter continues reflecting our strategy of canceling high-volume no-margin traffic. Domestic long distance minutes represented 95% of total traffic during the quarter.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the three-month period ended June 30, 2008, the cost of revenues declined  Ps. 164.3 million, compared with the same period of year 2007, primarily due to Ps. 138.3 million and Ps. 32.6 million decreases in long distance and links & co-location costs, respectively.

Gross Profit.  Gross profit is defined as revenues minus cost of revenues. For the second quarter of 2008, the gross profit accounted for Ps. 1,929.3 million, a marginal decrease of Ps. 18.4 million or -1%, compared with the same period in year 2007. The gross profit margin improvement from 62.5% to 65.8% year-over-year is mostly due to higher long distance and cellular margins.

Operating expenses.  For the second quarter of year 2008, operating expenses totaled Ps. 928.7 million compared to Ps. 886.4 million for the same period in year 2007. The 5% incremental expenses are mainly due to the costs associated with the twelve new cities opened during the last twelve months.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,000.5 million for the three-month period ended June 30, 2008, compared to Ps. 1,061.2 million for the same period in 2007, a decrease of 6%. As a percentage of total revenues, adjusted EBITDA represented 34.1% in the second quarter of 2008, same margin as in the year-earlier quarter.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 723.7 million in the three-month period ended June 30, 2008 compared to Ps. 693.5 million for the same period in year 2007, an increase of Ps. 30.2 million or 4%. The larger depreciation and amortization charge is explained by capital expenditures associated with the geographic expansion and network deployments.

Operating Income (loss). Operating income totaled Ps. 276.9 million in the three-month period ended June 30, 2008 compared to an operating income of Ps. 367.7 million registered in the same period in year 2007, a decline of Ps. 90.9 million or -25%.

Comprehensive financial result. The comprehensive financial gain was Ps. 49.1 million for the three-month period ended June 30, 2008, compared to a loss of Ps. 129.3 million for the same period in 2007. A net interest expense decrease of Ps. 19.2 million due to reduced indebtedness and a foreign-exchange gain of Ps. 215.5 million compared to Ps. 113.3 million in the year-earlier quarter due to the appreciation of the Mexican peso, explain the majority of the CFR difference.

The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison

	Three-month period ended June 30,				% of
Description	2008		2007		Change
Interest expense	Ps.	(196.6)	Ps.	(235.9)	-16.6%
Interest income		12.0		32.1	-62.7%
Foreign exchange gain (loss), net		215.5		113.3	90.3%
Changes in fair value of derivative instruments		18.2		(1.1)	N/A
Monetary position gain, net		-		(37.7)	-100%
Total	Ps.	49.1	Ps.	(129.3)	N/A

Liquidity and Capital Resources

Net resources provided by operating activities were Ps. 1,216.7 million for the three-month period ended on June 30, 2008 compared to Ps. 1,024.6 million recorded in the same period of year 2007.

Net resources used in investing activities were Ps. (1,020.5) million for the three-month period ended on June 30, 2008 compared to Ps. (739.0) million recorded in the same period of year 2007. These flows primarily reflect investments in fixed assets of Ps. 1,010.3 million and Ps. 710.1 million, respectively.

Net resources (used in) provided by financing activities were Ps. (256.5) million and Ps. (304.6) million for the three-month period ended on June 30, 2008 and 2007, respectively.

Other

Capitalization of preoperating expenses

We commenced commercial operations in June 1999.  As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing.  These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Contractual obligations:
Debt maturing within one year	18.2	18.2	-	-	-
Long-term debt	693.7	-	166.9	89.3	437.5
Interest payments	334.5	55.7	104.7	81.3	92.8
Operating leases	124.1	22.8	35.0	23.1	43.2
Total contractual cash obligation	1,170.5	96.7	306.6	193.7	573.5

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP that relate to the operations of Axtel.  See Note 15 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net income (loss) for the respective periods presented.

Recognition of the effects of inflation on financial information.  Under Mexican GAAP, the effects of inflation are reflected in financial statements.  Such a convention has no counterpart under US GAAP.  However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses.  Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets.  Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations.  According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing.  Under Mexican GAAP deferred income tax is accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.  Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position.  Until December 31, 2007 and in accordance with Mexican GAAP, we presented statements of changes in financial position in constant pesos.  This presentation identified the generation and application of resources that represented differences between the beginning and ending financial statements balances in constant pesos.  Beginning on January 1, 2008 and in accordance with Mexican GAAP, the Company is subject to the preparation of a statement of Cash Flows.

The changes in the consolidated financial statement balances included in our audited consolidated financial statements constitute cash flow activity stated in constant pesos as of December 31, 2007 for information presented until December 31, 2007 (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos).  Beginning on January 1, 2008 and in accordance with Mexican GAAP, an entity is only required to recognize the effects of inflation when the accumulated inflation equals to, or is higher than 26% in the most recent three-year period. SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements.  However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Capitalization of interest.  In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use.  The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Revenue recognition.  In accordance with Mexican GAAP, we recognized activation fees received upon installation and activation of services when the customer has a contract with an indefinite term. Conversely, US GAAP SAB 104 indicates that the activation is deferred and recognized over the expected term of the customer relationship beginning on the date the service was installed.

Recent Accounting Pronouncements

Recently issued accounting pronouncements under Mexican GAAP

The CINIF has issued the following FRS, effective for years beginning after December 31, 2007, and which do not provide for earlier application.

(a)
FRS B-10 “Effects of inflation” - FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards) 2.  The principal considerations established by this FRS are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equals to, or is higher than 26% in the most recent three-year period); and (iv) the accounts of Gain or Loss from Holding Non-monetary Assets (RETANM - Spanish abbreviation), Monetary Position Gains or Losses (REPOMO - Spanish abbreviation), and Deficit/Excess in Equity Restatement, will be reclassified to retained earnings, when the unrealized portion is not identified.

(b)
FRS D-3 “Employee benefits”- FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and INIF (Interpretation of Financial Reporting Standards) 4.  The principal considerations established by this FRS are: (i) a maximum of five years is established for amortizing unrecognized/unamortized items, and the option is provided for immediate recognition of actuarial gains or losses in results of operations; (ii) the recognition of an additional liability and related intangible asset and any related item as a separate element of stockholders’ equity, is eliminated; (iii) severance benefits are to be recognized directly in results of operations; and (iv) ESPS, including deferred ESPS, is to be presented in the statement of income as ordinary operations. Furthermore, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, stating that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years’ financial statements.

(c)
FRS D-4 “Tax on earnings”- FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal considerations established by this FRS are: (i) the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings; (ii) AT is recognized as a tax credit (benefit), rather than as a tax prepayment; and (iii) the accounting treatment of ESPS incurred and deferred is transferred to FRS D-3, as mentioned in paragraph (b) above.

(d)
FRS B-2 “Statement of cash flows”- FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal considerations established by this FRS are: (i) the statement of cash flows replaces the statement of changes in financial position; (ii) cash inflows and cash outflows are reported in nominal currency units i.e. the effects of inflation are not included; (iii) two alternative preparation methods (direct and indirect) are established, without stating preference for either method.  Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly cash flows from financing activities; (iv) captions of principal items are to be reported gross; and (v) disclosure of the composition of those items considered cash equivalents is required.

Recently issued accounting pronouncements under US GAAP

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year.  The Company does not expect that this will have a material impact in the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. In February 2008, the FASB approved FASB Staff Position FAS 157-2 (“FSP 157-2”) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for the Company’s fiscal year beginning January 1, 2008. The Company will defer adoption of SFAS No. 157 until fiscal year beginning on January 1, 2009, for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  The Company does not expect that this will have a material impact in the financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141(R) is effective for the Company’s fiscal year beginning December 15, 2008 on a prospective basis for all business combinations for which the acquisition date is on or after the effective date of SFAS No. 141(R), with the exception of the accounting for adjustments to income tax-related amounts, which is applied to acquisitions that closed prior to the effective date of SFAS No. 141(R). The Company does not expect that this will have a material impact in the financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” SFAS No. 160 changes the accounting and reporting for minority interests such that minority interests will be recharacterized as noncontrolling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Company’s fiscal year beginning December 15, 2008 with early adoption prohibited. The Company does not expect that this will have a material impact in the financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS No. 161 is effective for the Company’s fiscal year beginning November 15, 2008 with early adoption permitted. SFAS No. 161 does not impact the consolidated financial statements and the Company does not expect that this will have a material impact in the financial statements.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, the company currently expects that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with executive officers of the Company.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this document have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 15 to our consolidated financial statements, included elsewhere in this document, for a description and the effects of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes, tax on assets, and employee statutory profit sharing

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant judgment is required to appropriately assess the amounts of tax assets. Axtel records tax assets when it believes there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employee statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes with respect to which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Until December 31, 2007 and under Mexican GAAP, financial statements were restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities were reflected in the income statements as monetary position result. Inventories, property, systems and equipment and deferred charges, with the exception and the equity accounts, were restated to account for inflation using the Mexican National Consumer Price Index published by Banco de México (central bank). The result was reflected as an increase in the carrying value of each item. Income statement accounts were also restated for inflation into constant Mexican Pesos as of the reporting date. Beginning on January 1, 2008 and in accordance with Mexican GAAP, an entity will only be required to recognize the effects of inflation when the accumulated inflation equals to, or is higher than 26% in the most recent three-year period. The accumulated inflation over the last three-year period is significantly lower than 26%, therefore, financial statements presented for periods beginning on January 1, 2008 and thereafter are presented in nominal pesos, while financial statements presented for periods until December 31, 2007 are presented in constant pesos of purchasing power as of December 31, 2007.

Impairment of long-lived assets

The Company evaluates, at least once a year, the adjusted values of its property, systems and equipment and other non-current assets subject to amortization to determine whether there is an indication of potential impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed off are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Revenue recognition

Our revenues are recognized when earned, as follows:

•
Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls ("measured service"), a per minute usage fee for calls completed on a cellular line ("calling party pays" or "CPP calls") and a monthly fee for value-added services when requested by the customer. The costs related to the termination of our customers' cellular in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Long distance services. We generate revenues by providing long distance services for our customers' completed calls. The costs related to the termination of our customers' long distance calls in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Data & Network. We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines. The costs related to providing Internet, data and network services to our customers are charged to cost in the same month that the revenue is earned.

•
International Traffic. We generate revenues terminating international traffic from foreign carriers. The costs related to the termination of international traffic are charged to cost in the same month that the revenue is earned.

•
Other Services. We generate revenues from other services, which include among others, activation fees, equipment installation and customer premises equipment (‘‘CPE’’) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104).  This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a)           there is persuasive evidence of an agreement;

(b)           the delivery was made or the services rendered;

(c)           the sales price to the purchaser is fixed or determinable;

(d)           collection is reasonably assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated.  This period was determined based on our experience.  The net effect of the deferral and amortization is presented in the US GAAP reconciliation presented in this Form 20-F.

Estimated useful lives of plant, property and equipment

Axtel estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of its costs, amounting to Ps. 1,258.6 million, or 24% of its operating costs and expenses for the six-month period ending on June 30, 2008.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments.

Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

  The Company uses financial derivative instruments in order to manage financial exposures, especially foreign exchange related, and rates related. According to NIF C-10 and FASB-133, allows to account such operations as a hedging operation if it accomplishes certain requirements as effectiveness proves, and to avoid the recording of volatility in derivative instruments fair values in the income statement. The Company accounts the operations with financial derivative instruments with hedging activities into two main classifications: (i) Fair value hedging and (ii) Cash flows hedging.

In spite of last paragraph, the Company has accounted operations with financial derivative instruments under the classification of trade, which fair value have been accounted directly in the income statement. This is due to the fact that some operations did not accomplish some of the requirements in actual norms to be registered under accounting hedge model, even though these operations are hedging activities highly effective.

The Company has financial derivative instruments that are registered as fair value hedge and the accounting register is realized by taking the changes in the fair value and the changes in the fair value of the risk primary position to the results of the year, for their compensation. For the financial derivative instruments registered as cash flow hedging the Company registers in the comprehensive income the change in the fair value of them and at the moment when a profit or loss is realized, is registered at the results of the Company, recycling the comprehensive income.

The ineffectiveness portion of the change in the fair value of a derivative instrument that qualifies as a hedging activity is reported in the income statement.

The Company will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised. In any of these cases the fair value of the financial instrument is recognized directly in the income statement

Inventory

We periodically examine our inventory in order to determine its obsolescence.  Based on these examinations, we might be required to establish reserves to provide for obsolescence.  To date, those circumstances have not arisen to establish such a reserve.

Doubtful Accounts

We believe that proper management of our working capital is essential to successful management of our finances generally.  For this reason, controlling and monitoring of our accounts receivable is a priority in daily financial management.  In furtherance of the above, we have established a policy of reserving for all balances over 30 days past due.

Business Combinations

To account for the acquisition of Avantel, the Company followed guidelines established in FRS B-7 “Business Combinations”, which was effective since January 1, 2005.  The following procedures were followed by Axtel: a) the acquisition was accounted for by the purchase method of accounting; b) the cost of Avantel were allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition; c) an account for identifiable intangible acquired assets was created; and d) the negative goodwill was reduced proportionately from the fixed assets and intangibles acquired, net of taxes.

ITEM 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks denominated as rate risks and currency exchange rate risks, principally. To mitigate the exposure to those risks the Company and its subsidiaries use financial derivative instruments.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

In the operations with financial derivative instruments that are registered as hedging activities we establish a hedging program, in which the Company and its subsidiaries formally establish the objective of the hedging, the strategy of administration of risks, the instrument of hedging, or the transaction covered, the nature of the risk that its being hedged, how the effectiveness of the financial instrument will be proved to compensate the risk covered and the methodology to measure the effectiveness of hedging.

The Company and its subsidiaries realize proves of effectiveness, prospective and retrospective, to watch in every moment that the relations of hedging keep a high effectiveness according to accounting standards. At the moment that ineffectiveness is detected the Company will register that amount in the results as part of the CFR.

 Financial derivative instruments registered with hedging purposes

According to the accounting models for hedging activities that are permitted by financial standards, the dimension, risks and estimated impact in balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives with hedging purpose will not generate volatility in the income statement, as long as they accomplish in all the term, with the requirements of the financial standards to keep the classification of hedging activities:

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215,508 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

	Currencies			Interest Rates
Maturity date	Notional amount (USD)		Notional amount (MXP)	Axtel receives	Axtel pays	Estimated fair value

February 29, 2012	U.S.	$ 110.23	Ps. 1,216	Libor + 1.5	TIIE +1.35	U.S.	$(9.3)

For the six month period ended June 30, 2008, the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S. $6.4 million recognized in the comprehensive financial result, compensated by the change in the fair value of the debt valuated at June 30, 2008 in U.S. $7.6 million.

Cash flow hedge

a)
On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,270,019 (nominal value) at annual rate of 12.30%.

b)
Derived from the reopening of the U.S. $175 million 11% senior notes on March 2005 for U.S. $75 million and as a complement of the hedge strategy mentioned above, on June 6, 2005, the Company entered into a new Ps-USD CCS derivative. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the U.S. $75 million issuance entirely. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,480,356 (nominal value) at annual rate of 12.26%.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. $275 million 7.625% senior notes. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps.3,038,750 (nominal value) at a fixed annual rate of 8.54%.

As of June 30, 2008, the CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies			Interest Rates
Maturity date	Notional amount (USD)		Notional amount (nominal value) (MXP)	Axtel receives (USD)	Axtel pays (MXP)	Estimated Fair Value
Dec 15, 2008	U.S.	$113.75	Ps. 1,270	11.00%	12.30%	U.S.	$(1.2)
Dec 15, 2008	U.S.	$136.25	Ps. 1,480	11.00%	12.26%	U.S.	$(1.2)
Feb 1, 2012	U.S.	$275.00	Ps. 3,039	7.86%	8.54%	U.S.	$(9.4)

For the six months period ended June 30, 2008, the change in the fair value of these CCS is an unrealized gain amount of U.S. $0.3 million. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes.

Derivatives registered as trading

The Company does not enter into any financial derivative instrument with any other purpose but hedging. The Company does not speculate using financial instruments.

However, the Company redeemed 35% of the combined issuances of the 11% senior notes. Under this situation and originated by the closing of Swaps described in sections (a) and (b) from the paragraph “Cash flow hedges”, the Company recorded an “over-hedge” position in these derivatives therefore decided to cover this excess of hedge with an inverse operation, having the volatility of this portion being registered in the CFR. This operation is a CCSS (Currency Swap). In this transaction, the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards, this Swap does not comply with the requirements to be registered as a risk hedge; however it is considered as an economic hedge by the Company.  The CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives (USD)	Axtel pays (MXP)	Estimated fair value

December 15, 2008	U.S. $ 87.50	Ps. 950.7	12.26%	11.0%	U.S. $ 0.8

 For the six months period ended June 30, 2008, the change in the fair value of this operation resulted in an unrealized loss amount of U.S. $0.3 million recognized in the comprehensive financing result.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of Ps. 2,925 and Ps. 2,787 from embedded derivatives effects during the six-month periods ended June 30, 2008 and 2007, respectively, in the accounting records.

ITEM 4.       CONTROLS AND PROCEDURES

Not applicable.

PART II - OTHER INFORMATION

ITEM 1.       LEGAL PROCEEDINGS

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2007 and the Form 6-K filed for the three-month period ended on March 31, 2008

ITEM 1A.     RISK FACTORS

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2007 and the Form 6-K filed for the three-month period ended on March 31, 2008

ITEM 2.       UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3.       DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5.       OTHER INFORMATION

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2007 and the Form 6-K filed for the three-month period ended on March 31, 2008

ITEM 6.       EXHIBITS AND REPORTS

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2007 and the Form 6-K filed for the three-month period ended on March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V.

Date: August 14, 2008	By:	/s/ Patricio Jimenez Barrera
Patricio Jimenez Barrera Chief Financial Officer